[redacted]

04015250

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 SEC WASH. D.C. 158 PROCESSING SECTION

SEC FILE NUMBER
8- 32974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Don~~ Alexander Don Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 West 22nd Street, Suite 713
(No. and Street)

Oak Brook, (City) Illinois (State) 60521 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Z. Alexander (630) 954-2911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 S. State Street, (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/25

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Donald Z. Alexander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Don Alexander Investments, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
ERICA TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2/26/2007

Donald Z. Alexander
Signature

President
Title

Sworn and subscribed to me on the 28th day of January, 2004.

Erica Tebo
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DON ALEXANDER INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET · SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Don Alexander Investments, Inc.
Oak Brook, IL 60521

I have audited the accompanying statement of financial condition of Don Alexander Investments, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Don Alexander Investments, Inc as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant

Chicago, Illinois
January 28, 2004

DON ALEXANDER INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

ASSETS

Cash in bank		$ 26,772
Money market investment		699
Securities owned, at market value		55,523
Receivable from broker/dealers		30,876
Other assets		1,400
Total assets		$ 115,270

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 23,009
Total liabilities		23,009
Stockholders' Equity		
Common stock, voting no par value; authorized 500 shares; issued and outstanding 50 shares	$ 5,000	
Common stock, non-voting, no par value; authorized 1,500 shares; issued and outstanding 10 shares	1,000	
Additional paid-in capital	21,228	
Retained earnings	65,033	
Total stockholders' equity		92,261
Total liabilities and stockholders' equity		$ 115,270

The accompanying notes to the financial statements are an integral part of this statement.

DON ALEXANDER INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

(1) Significant Accounting Policies

The Company was incorporated in Delaware on August 7, 1984. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began approximately January 28, 1985.

The preparation of financial statements in conformity with generally accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Security transactions are recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the accelerated and straight line depreciation methods.

Maintenance and repairs are charged to income as incurred. Expenditures which materially extend the original useful lives of assets are capitalized.

Statement of cash flows – In November, 1987, Statement of Financial Accounting Standards No. 95 (SFAS No. 95) was issued which requires a statement of cash flows in place of a statement of changes in financial position.

The Company's policy is to include cash on hand, amounts due from banks and short term investments in reporting cash flows.

(2) Net Capital Requirement

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness" whichever is greater, as these terms a re defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had adjusted net capital and net capital requirements of $73,020 and $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

DON ALEXANDER INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

(3) Lease Commitments

Rent expense for the year ended was $19,370.

The Company has entered into a lease for its office premises. The future minimum annual rental payments required under operating leases that have an initial or remaining noncancellable lease term, as of December 31, 2003, are as follows:

2004	$ 19,680
2005	20,090
2006	20,501
2007	10,353
Thereafter	-0-
Total	$ 70,624

The Company may be obligated for additional amounts based upon increases in operating costs and real estate taxes over the term of this lease.

(4) S Corporation

Effective April 1, 1985, the Company elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company.

(5) Profit Sharing/Pension Plan

The Company has a defined contribution pension and profit sharing plan covering all full-time employees who have one year of service and are age 21 or older. Contributions to the pension plan are at 5% of compensation while the contributions to the profit sharing plan are determined each year by the Board of Directors.

Contributions to the pension plan and profit sharing plan were $5,680 and $6,816 respectively for the year ended December 31, 2003. The accrued contributions for the year ended December 31, 2003 were $3,180 and $5,816.